# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Leapfrog Acquisition Corp, CIK 0002084563
CUSIP: G5414D103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Leapfrog Acquisition Corporation, 350 Springfield Avenue, Suite 200, Summit, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0002095279
Persons authorized to receive notices and communications: Abhay N. Pande, c/o Leapfrog Acquisition Corporation, 350 Springfield Avenue, Suite 200, Summit, New Jersey (NJ), 07901, 201-379-4200

## Reporting persons
- LeapFrog Partners LLC (CIK 0002095279): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,120,417; shared voting power 0; sole dispositive power 5,120,417; shared dispositive power 0; aggregate amount beneficially owned 5,120,417 (26.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Leapfrog Acquisition Corp
Address of issuer's principal executive offices: c/o Leapfrog Acquisition Corporation, 350 Springfield Avenue, Suite 200, Summit, New Jersey (NJ), 07901

## Item 2. Identity and Background
Name of person filing: LeapFrog Partners LLC (the "Reporting Person")
Residence or business address: 350 Springfield Avenue, Suite 200 Summit, NJ 07901
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 5,120,417 Ordinary Shares owned by the Reporting Person was $3,312,500. The source of these funds was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 6, 2025, the Reporting Person paid $25,000 to purchase 4,791,667 of the Issuer's Class B Ordinary Shares, par value $0.0001 per share (the "Founder Shares"). The Founder Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time prior to the Issuer's initial business combination, at the option of the holder, on a one-for-one basis, subject to adjustment as more fully described under the heading "Description of Securities--Ordinary Shares" in the Issuer's registration statement on Form S-1 (File No. 333-290036). Accordingly, the Founder Shares are included in the computation of the number of Class A Ordinary Shares beneficially owned by the Reporting Person and are included in the references to Ordinary Shares herein. As a result of the full exercise of the over-allotment option by the underwriters, none of the Founder Shares were forfeited by the Reporting Person, resulting in the Reporting Person holding 4,791,667 Founder Shares.

On December 8, 2025, simultaneously with the consummation of the Issuer's initial public offering (the "IPO"), the Reporting Person purchased 328,750 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of December 4, 2025, by and between the Issuer and the Reporting Person (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (as described more fully in the Issuer's Final Prospectus dated December 4, 2025).

The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time. However, the Ordinary Shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Person has agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5,120,417
Number of shares as to which each person has sole or shared power to vote or dispose:
See the responses to Item 11 on the attached cover pages.

(i) Sole power to vote or to direct the vote: 5,120,417 (consisting of 328,750 Class A Ordinary Shares included in the Placement Units and 4,791,667 Founder Shares)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,120,417 (consisting of the 328,750 Class A Ordinary Shares included in the Placement Units and 4,791,667 Founder Shares)

(iv) Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: See Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Private Placement Units Purchase Agreement

On December 8, 2025, simultaneously with the consummation of the IPO, the Reporting Person purchased 328,750 Placement Units pursuant to the Private Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Letter Agreement (as defined below). The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 10, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Letter Agreement

On December 4, 2025, in connection with the IPO, the Issuer, the Reporting Person and the Issuer's officers and directors entered into a letter agreement (the "Letter Agreement"). Among other things, pursuant to the Letter Agreement, the Reporting Person and the other parties thereto agreed to (i) waive their redemption rights with respect to any shares held by them in connection with the completion of the Issuer's initial business combination; (ii) waive their redemption rights with respect to any shares held by them in connection with a shareholder vote to approve an amendment to the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with an initial business combination or to redeem 100% of the public shares if the Issuer has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Ordinary Shares received as part of the Placement Units ("Placement Shares") if the Issuer fails to complete its initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any shares issued in the IPO ("Public Shares") they hold if the Issuer fails to complete its initial business combination within the prescribed time frame and to liquidating distributions from assets outside the trust account; and (iv) vote any Founder Shares and Placement Shares held by them and any Public Shares purchased during or after the IPO (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of the Issuer's initial business combination. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 10, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On December 4, 2025, in connection with the IPO, the Issuer, the Reporting Person and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Reporting Person was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 10, 2025 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Units Purchase Agreement, dated as of December 4, 2025, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 10, 2025).

Exhibit 10.2 - Letter Agreement, dated as of December 4, 2025, by and among the Issuer, the Reporting Person and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 10, 2025).

Exhibit 10.3 - Registration Rights Agreement, dated as of December 4, 2025, by and among the Issuer, the Reporting Person and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 10, 2025).

## Signatures
- LeapFrog Partners LLC: /s/ Abhay N. Pande, Abhay N. Pande/Managing Member (12/15/2025)